OMV Investor News

Declaration of Intent to combine OMV and MOL

September 25, 2007
6.30am (BST) – 7.30am (CET)

- **OMV is in a position to offer HUF 32,000 per MOL share in cash with a partial share alternative**
- **However, due to a number of technical impediments OMV is unable to achieve voting control of MOL at the present time. Therefore, OMV is seeking to engage in active discussions with key MOL stakeholders**
- **OMV committed to all stakeholders: combined business would be listed in Austria and Hungary with strong Hungarian Board representation**

On June 25, 2007, OMV announced that it had increased its ownership in MOL to 18.6%. Today, OMV holds 20.2% in MOL. These additional shares were acquired to strengthen a strategic investment in a business that OMV has long held in high regard and to also pave the way for longer term cooperation between the two companies. The Board of OMV believes that the combination of OMV and MOL presents a unique strategic opportunity to create one of Europe's leading integrated oil and gas companies, with a focus on the fast growing regions of Central and Eastern Europe.

The rationale for a combination of MOL and OMV has already been the subject of discussions with MOL's management. Following conversations between the CEOs of OMV and MOL on June 15, 2007, OMV sent a letter to MOL's Board on June 25 detailing, in particular, a full cash offer at a significant premium, as well as attractive terms for a combination.

OMV is today in a position to make an offer to the shareholders of MOL of HUF 32,000 per share. However due to a number of technical impediments, including the 10% voting restriction in MOL's Articles of Association and MOL management's effective control of shares in MOL which many in the financial markets believe now amounts to control over approximately 40% of the shares established through the use of various structural arrangements (a situation that has not been refuted by MOL), OMV is unable to achieve voting control in MOL at the present time. OMV is therefore seeking to engage in active discussions with the independent shareholders, the European Commission and other stakeholders in MOL. The removal of these impediments would allow MOL's independent shareholders to decide on the merits of the offer. So far MOL shareholders have been denied this choice through the actions of MOL's Board.

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As a first step in that direction, a letter along with this Declaration of Intent has been sent today to MOL's Board of Directors. The Board of OMV reiterates its invitation to MOL's Board to enter into a constructive dialogue, with the ultimate objective of realising a combination which would enhance the strengths of both companies and benefit all stakeholders.

This announcement sets out the rationale for the combined group, the commitments that OMV has offered to the Hungarian Government via a letter to the Prime Minister and the key terms and conditions of our proposed offer.

Speaking on behalf of OMV's board, Wolfgang Ruttenstorfer, CEO of OMV, said today: "With the accession of CEE countries to the EU, the time has come to think beyond national interests and find regional solutions to the issues surrounding the highly competitive oil & gas industry. That is why we have chosen to invest further in MOL and have been seeking to advance the informal discussions we have had with MOL's management over the years as well as to initiate discussions with the Hungarian Government".

Mr. Ruttenstorfer added: "The combination of OMV and MOL would create a CEE champion, whose history embraces the legacy of MOL and OMV and builds upon the best characteristics and opportunities of both. It would ensure a better, stronger future for our businesses and allow us to compete globally in E&P and can contribute to the security of supply of oil and gas for the region. At the same time, our offer would create immediate and tangible value for MOL shareholders and the combined business would create a platform from which to deliver significant shareholder returns in the future."

"Following this declaration, which outlines the value and terms of our proposed offer, together with the significant commercial, strategic and competitive benefits of a combination, we will engage directly with MOL's key stakeholders to explore ways through which these benefits can be realised."

Strategic rationale for a combination of OMV and MOL

The Board of OMV believes the combined entity would be very well positioned to capture the growth opportunities available in CEE and that there will be significant value creation from the optimisation of the combined group's assets. In addition the region will benefit from the presence of a major oil and gas company committed to the CEE region as its core market.

OMV believes that the benefits of the combination will include:

1. Enhanced growth opportunities

OMV-MOL will have the scale to compete more effectively with Europe's major integrated oil and gas companies, positioning it well to take advantage of enhanced growth opportunities. In particular OMV-MOL's focus will be on the high growth CEE/Danube basin region. This region, with average GDP growth of approximately 3.4% per year and automotive fuel products demand growth of approximately 1 mn tons per year since 2004, continues to offer substantial opportunity for further development. Furthermore, by combining their international operations, know-how and expertise, OMV-MOL can compete far more effectively for growth in the upstream sector.

2. Optimisation of asset base

An immediate benefit of the combination with MOL will be in the creation of a more efficient downstream logistics network. OMV believes that this efficiency, together with optimisations both at corporate level and in the upstream, gas and petrochemical divisions, will help the combined group to deliver total pre-tax synergies of approximately EUR 400 mn per annum identified to date by OMV.

In addition, the combination of OMV's and MOL's upstream operations brings together their respective expertise in the mature fields of the Danube basin to enable the combined group to better capture the most attractive opportunities and maximise the value of their existing infrastructure.

3. Security of energy supply to the region

The combination of OMV and MOL will significantly enhance security of energy supply throughout the region for the combined group through both greater diversification of crude oil supply, as well as the greater scale in upstream to generate additional growth of the combined resource base. Through providing significant strength to the combined group in ongoing fuel supply it will also increase security for the whole region.

In addition, in terms of gas supply the combination will facilitate the realisation of major infrastructure projects such as the Nabucco pipeline, which will greatly enhance security of gas supply to the region.

OMV's commitment to Hungary

OMV is committed to combining and strengthening the best elements of both OMV and MOL. In particular, OMV proposes to retain and build on the leading position that MOL has in Hungary and has indicated to the Hungarian Government that it is willing to discuss a number of measures that reflect the importance of Hungary to the combined group. The measures proposed to the Hungarian Government include:

- joint representation on the new combined Supervisory Board, with 2 Hungarian representatives equal to the 2 representatives from Austrian ÖIAG;
- creating a new senior management team that takes the best talent from both companies and implementing a joint talent program for the next generation of leaders;
- locating the headquarter functions of the largest business division in Budapest along with a number of other corporate support functions; and
- in many other respects such as name, language, brand, job numbers, investor coverage and tax payments as well as investments, our key objective would be equality of treatment between Austrian and Hungarian stakeholders.

OMV has a track record of continued investment in countries in which it has pursued combinations. For example in Romania OMV is investing around EUR 900 mn per year in the period 2007-2010 to enhance both the upstream and the downstream business of Petrom.

Proposed offer

The Board of OMV is prepared to offer to MOL's shareholders HUF 32,000 per share of MOL in cash once the impediments to achieve voting control of MOL have been removed. This price represents a 43.6% premium to MOL's unaffected share price of HUF 22,290 on May 21, 2007, the day before speculative investments in MOL started, and an 18.7% premium to the share price at the close of business last night. In addition, OMV is prepared to offer up to 25% of the consideration in the form of OMV shares.

The impediments that are restricting OMV's ability to achieve voting control of MOL include the 10% voting limitation in MOL's Articles of Association and MOL management's effective control of around 40% of the shares in MOL through the use of various structural arrangements.

Once

- the 10% voting limitation is removed and
- the shares under management control are cancelled or this impediment is otherwise resolved in a satisfactory way,

OMV's offer will be conditional solely on

- securing at least 50% voting control of MOL and
- securing EU anti-trust approval.

OMV has undertaken an antitrust pre-notification process with the European Commission. Detailed analyses and discussions to date indicate that some disposals will be required from the combined entity. However OMV believes that such disposals will not materially impact the attractiveness of the combination.

OMV has already lined up a syndicate of banks to provide financing for the proposed transaction.

The terms outlined above are based on the assumption that neither the Hungarian Government nor the MOL Board take any actions that could have a material adverse effect on the economical rationale of the transaction or that could frustrate any offer in any other manner.

The Board of OMV believes that the combination is in the interests of all stakeholders in MOL and OMV, and will therefore be actively seeking to engage in discussions with key stakeholders with a view to achieving the removal of the technical impediments. The removal of these impediments would then enable the independent shareholders of MOL to be in a position where they can decide on the merits of our offer.

Background information:

OMV Aktiengesellschaft

With Group sales of EUR 18.97 bn and a workforce of 40,993 employees in 2006, as well as market capitalization of approximately EUR 15 bn, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries. In Exploration and Production (E&P) OMV is active in 19 countries in six core regions. OMV sells more than 14 bcm gas a year. OMV's Austrian gas hub Baumgarten annually transports approximately 47 bcm of gas. OMV's Central European Gas Hub is amongst the three largest hubs in Europe. OMV holds a 36% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., 50% of EconGas GmbH, 45% of the BAYERNOIL refining network and approx. 20% of the Hungarian company MOL. OMV further strengthened its leading position in the European growth belt through the acquisition in 2006 of 34% of Petrol Ofisi, Turkey's leading company in the retail and commercial business.

<u>**For further information, please contact:**</u>

OMV
Ana-Barbara Kunčič, Investor Relations Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Angelika Altendorfer-Zwerenz, Investor Relations Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Next result announcement **January–September and Q3 2007** on November 15, 2007

JPMorgan
Jeremy Wilson Tel.: +44 207 742 4000

Deutsche Bank
Nigel Robinson Tel.: +44 207 545 8000

JPMorgan is a marketing name for the investment banking businesses of JPMorgan Chase & Co. and its subsidiaries worldwide. Securities, syndicated loan arranging, financial advisory and other investment banking activities are performed by J.P. Morgan plc and its banking affiliates. JPMorgan deal team members may be employees of any of such affiliates. J.P. Morgan plc is acting for OMV and no one else in connection with the proposed transaction and will not be responsible to anyone other than OMV for providing the protections afforded to clients of J.P. Morgan plc nor for providing advice in connection with the proposed transaction. J.P. Morgan plc is regulated in the United Kingdom by the Financial Services Authority.

Deutsche Bank AG is authorised under German Banking Law (competent authority: BaFin - Federal Financial Supervising Authority) and with respect to UK commodity derivatives business by the Financial Services Authority; regulated by the Financial Services Authority for the conduct of UK business. Deutsche Bank AG is acting for OMV and no one else in connection with the proposed transaction and will not be responsible to anyone other than OMV for providing the protections afforded to clients of Deutsche Bank nor for providing advice in connection with the proposed transaction.

Move & More. OMV

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